File No. 333-
                                                            CIK #896375
                   Securities and Exchange Commission
                      Washington, D.C.  20549-1004
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.
A. Exact name of Trust:         Insured Municipals Income Trust,
                                229th Insured Multi-Series

B. Name of Depositor:           Van Kampen American Capital Distributors,Inc.

C. Complete address of Depositor's principal executive offices:

                                One Parkview Plaza
                                Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

     Chapman and Cutler         Van Kampen American Capital Distributors,Inc.
     Attention: Mark J. Kneedy  Attention:  Don G. Powell, Chairman
     111 West Monroe Street     One Parkview Plaza
     Chicago, Illinois  60603   Oakbrook Terrace, Illinois  60181

E. Title of securities being registered:  Units of fractional undivided beneficial interest

F. Approximate date of proposed sale to the public:

   As soon as practicable after the effective date of the Registration
                                Statement

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.
                    Insured Municipals Income Trust,
                       229th Insured Multi-Series

                          Cross Reference Sheet

                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                         Heading in Prospectus

                I.  Organization and General Information

1. (a)  Name of trust                )
   (b)  Title of securities issued   )  Prospectus Part I Front Cover Page

2. Name and address of Depositor     )  Part II-Introduction
                                     )  Part I-Summary of Essential Financial
                                     )  Information
                                     )  Part II-Trust Administration

3. Name and address of Trustee       )  Part II-Introduction
                                     )  Part I-Summary of Essential Financial
                                     )  Information
                                     )  Part II-Trust Administration

4. Name and address of principal     )  Part I-Other Matters-Underwriting
     underwriter                     )

5. Organization of trust             )  Part II-Introduction

6. Execution and termination of      )  Part II-Introduction
     Trust Indenture and Agreement   )  Part II-Trust Administration

7. Changes of Name                   )  *

8. Fiscal year                       )  *

9. Material Litigation               )  *



    II.  General Description of the Trust and Securities of the Trust

10. General information regarding    )  Part II-Introduction
      trust's securities and rights  )  Part II-Unitholder Explanations
      of security holders            )  Part II-Trust Administration

11. Type of securities comprising    )  Part II-Introduction
      units                          )  Part I-Trust Information
                                     )  Part I-Portfolios

12. Certain information regarding    )  *
      periodic payment certificates  )

13. (a)  Load, fees, charges and     )  Part II-Introduction
      expenses                       )  Part I-Summary of Essential Financial
                                     )  Information
                                     )  Part II-Unitholder Explanations
                                     )  Part I-Trust Information
                                     )  Part II-Trust Administration

    (b)  Certain information regard- )  *
           ing periodic payment plan )
           certificates              )

    (c)  Certain percentages         )  Part I-Summary of Essential Financial
                                     )  Information
                                     )  Part II-Unitholder Explanations

    (d)  Certain other fees,         )  Part II-Unitholder Explanations
           expenses or charges       )  Part II-Trust Administration
           payable by holders        )

    (e)  Certain profits to be       )  Part II-Unitholder Explanations
           received by depositor,    )  Part I-Other Matters-Underwriting
           principal underwriter,    )  Part I-Notes to Portfolios
           trustee or affiliated     )
           persons                   )

    (f)  Ratio of annual charges     )  *
           to income                 )

14. Issuance of trust's securities   )  Part II-Unitholder Explanations

15. Receipt and handling of payments )  *
      from purchasers                )

16. Acquisition and disposition of   )  Part II-Introduction
      underlying securities          )  Part II-Unitholder Explanations
                                     )  Part II-Trust Administration

17. Withdrawal or redemption         )  Part II-Unitholder Explanations
                                     )  Part II-Trust Administration

18. (a)  Receipt and disposition     )  Part II-Introduction
      of income                      )  Part II-Unitholder Explanations

    (b)  Reinvestment of distribu-   )  *
           tions                     )

    (c)  Reserves or special funds   )  Part II-Unitholder Explanations
                                     )  Part II-Trust Administration

    (d)  Schedule of distributions   )  *

19. Records, accounts and reports    )  Part II-Unitholder Explanations
                                     )  Part II-Trust Administration

20. Certain miscellaneous provisions )  Part II-Trust Administration
      of Trust Agreement             )

21. Loans to security holders        )  *

22. Limitations on liability         )  Part I-Portfolios
                                     )  Part II-Trust Administration

23. Bonding arrangements             )  *

24. Other material provisions of     )  *
      trust indenture or agreement   )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor         )  Part II-Trust Administration

26. Fees received by Depositor        )  Part II-Trust Administration

27. Business of Depositor             )  Part II-Trust Administration

28. Certain information as to         )
      officials and affiliated        )  *
      persons of Depositor            )

29. Companies owning securities of    )  *
      Depositor                       )

30. Controlling persons of Depositor  )  *

31. Compensation of Directors         )  *

32. Compensation of Directors         )  *

33. Compensation of Employees         )  *

34. Compensation to other persons     )  Part II-Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's           )  Part II-Introduction
      securities by states            )  Part II-Settlement of Bonds in Trusts

36. Suspension of sales of trust's    )  *
      securities                      )

37. Revocation of authority to        )  *
      distribute                      )

38. (a)  Method of distribution       )

    (b)  Underwriting agreements      )  Part II-Unitholder Explanations

    (c)  Selling agreements           )

39. (a)  Organization of principal    )
           underwriter                )
                                      )  Part II-Trust Administration
    (b)  N.A.S.D. membership by       )
           principal underwriter      )

40. Certain fees received by          )  *
      principal underwriter           )

41. (a)  Business of principal        )  Part II-Trust Administration
      underwriter                     )

    (b)  Branch offices of principal  )  *
      underwriter                     )

    (c)  Salesmen of principal        )  *
      underwriter                     )

42. Ownership of securities of the    )  *
      trust                           )

43. Certain brokerage commissions     )
      received by principal           )  *
      underwriter                     )

44. (a)  Method of valuation          )  Part II-Introduction
                                      )  Part I-Summary of Essential Financial
                                      )  Information
                                      )  Part II-Unitholder Explanations
                                      )  Part II-Trust Administration

    (b)  Schedule as to offering      )  *
           price                      )

    (c)  Variation in offering price  )  Part II-Unitholder Explanations
           to certain persons         )

45. Suspension of redemption rights   )  *

46. (a)  Redemption valuation         )  Part II-Unitholder Explanations
                                      )  Part II-Trust Administration

    (b)  Schedule as to redemption    )  *
      price                           )

47. Purchase and sale of interests    )  Part II-Unitholder Explanations
      in underlying securities        )  Part II-Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of    )  Part II-Trust Administration
      trustee                         )

49. Fees and expenses of trustee      )  Part I-Summary of Essential Financial
                                      )  Information
                                      )  Part II-Trust Administration

50. Trustee's lien                    )  Part II-Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's   )
      securities                      )  *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-    )
           ment with respect to        )
           replacement or elimi-       ) Part II-Trust Administration
           nation of portfolio         )
           securities                  )

    (b)  Transactions involving        )
           elimination of underlying   ) *
           securities                  )

    (c)  Policy regarding substitu-    ) Part II-Trust Administration
           tion or elimination of      )
           underlying securities       )

    (d)  Fundamental policy not        )  *
           otherwise covered           )

53. Tax Status of trust                )  Part I-Trust Information
                                       )  Part II-Federal Tax Status


              VIII.  Financial and Statistical Information

54. Trust's securities during          )  *
      last ten years                   )

55.                                    )
                                       )

56. Certain information regarding      )  *
                                       )

57. Periodic payment certificates      )

58.                                    )

59. Financial statements (Instruc-     )  Part I-Other Matters
      tions 1(c) to Form S-6)          )

__________________________________
* Inapplicable, omitted, answer negative or not required



              Preliminary Prospectus Dated January 29, 1998
                     Insured Municipals Income Trust

                                            229th Insured Multi-Series
                                             (A Unit Investment Trust)

     The attached final Prospectus for a prior Series of the Fund is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only. Ratings of the securities in this Series are expected to be comparable to those of the securities deposited in the previous Series. However, the Estimated Current Return for this Series will depend on the interest rates and offering prices of the securities in this Series and may vary materially from that of the previous Series.

     A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Insured Municipals Income Trust, 227th Insured Multi-Series (Registration No. 333-36831) as filed on January 21, 1998, which shall be used as a preliminary prospectus for the current Series of the Fund.)

                   Contents of Registration Statement

     This Amendment of Registration Statement comprises the following papers and documents:

     The facing sheet
     The Cross-Reference sheet
     The Prospectus
     The signatures
     The consents of independent public accountants, ratings services and legal counsel

The following exhibits:

1.1    Copy of Trust Agreement (to be supplied by amendment).

1.4 Copy of Municipal Bond Fund Portfolio Insurance Policies issued by AMBAC Assurance Corporation and/or Financial Guaranty Insurance Company for any Trust (to be supplied by amendment).

1.5    Copy of Agreement Among Underwriters (to be supplied by amendment).

3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

3.2 Opinion of counsel as to Federal income tax status of securities being registered (to be supplied by amendment).

3.3 Opinion and consent of counsel as to New York income tax status of the Fund under New York law (to be supplied by amendment).

4.1    Consent of Interactive Data Corp. (to be supplied by amendment).

4.2    Consent of Standard & Poor's (to be supplied by amendment).

4.3    Consent of Grant Thornton LLP (to be supplied by amendment).

EX-27  Financial Data Schedules (to be supplied by amendment).
                               Signatures

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust, 229th Insured Multi-Series has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chicago and State of Illinois on the 29th day of January, 1998.

                                    Insured Municipals Income Trust,
                                       229th Insured Multi-Series
                                       (Registrant)

                                    By Van Kampen American Capital
                                       Distributors, Inc.
                                        (Depositor)


                                    By Gina Costello
                                       Assistant Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on January 29, 1998 by the following persons who constitute a majority of the Board of Directors of Van Kampen American Capital Distributors, Inc.

 Signature               Title

Don G. Powell         Chairman and Chief        )
                      Executive Officer         )

John H. Zimmerman     President and Chief       )
                      Operating Officer         )

Ronald A. Nyberg      Executive Vice President  )
                      and General Counsel

William R. Rybak      Executive Vice President  )
                      and Chief Financial Office)

                                    By  Gina Costello
                                    (Attorney-in-fact*)
___________________________________________________________
* An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen American Capital Equity Opportunity Trust, Series 64 (File No. 333-33087) and Van Kampen American Capital Equity Opportunity Trust, Series 87 (File No. 333-44581).